Exhibit 4.2


                   SOCKET COMMUNICATIONS, INC.
                  AMENDMENT TO 1995 STOCK PLAN


     Pursuant to resolutions adopted by the board of directors of Socket Communications, Inc. (the "Company") at a meeting held on March 17, 1999 and the approval of the stockholders of the Company obtained at the Annual Meeting of Stockholders held on June 16, 1999, Section 3 of the 1995 Stock Plan of the Company is hereby amended, effective as of June 16, 1999, to read as follows:

      "3.   STOCK SUBJECT TO THE PLAN.  Subject to the provisions of
Section 13 of the Plan, the maximum aggregate number of Shares which may be optioned and sold under the Plan is 2,935,000 Shares. The Shares may be authorized but unissued, or reacquired Common Stock.

     If an Option or Stock Purchase Right expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an Option Exchange Program, the unpurchased Shares which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated). However, Shares that have actually been issued under the Plan, upon exercise of either an Option or Stock Purchase Right, shall not be returned to the Plan and shall not become available for future distribution under the Plan, except that if Shares of Restricted Stock are repurchased by the Company at their original purchase price, such Shares shall become available for future grant under the Plan."










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